SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 – 13º andar 20071-003 Rio de Janeiro - RJ Telefones: (21) 2514-6301/6011 Fax : (21) 2514-6479

MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. (ELETROBRAS)

(Publicly-held Company)

CNPJ 00001180/0001-26

RECTIFICATION OF THE CALL NOTICE

163rd Extraordinary General Meeting

We hereby recall the Shareholders of Centrais Elétricas Brasileiras S.A. (Eletrobras) to meet at the Company’s Headquarters in Brasília, Setor Comercial Norte, Quadra 04, Bloco “B”, nº. 100, Sala 203 of Edifício Centro Empresarial VARIG – Brasília – DF, on September 21, 2015, at 10 am to attend the Extraordinary General Meeting to discuss the following Agenda:

1.    Controlling shareholders to elect Mr. Luiz Eduardo Barata Ferreira as a member of the Board of Directors, as per article 28 of the Company’s By-Laws.

2.    Controlling shareholders to elect 2 (two) members for the Board of Directors, as per subsection I of article 17 of the Company’s By-Laws.

3.       Election of a full member of the Fiscal Council, to replace Mr. Ricardo de Paula Monteiro, and his alternate, to replace Mr. Hugo Leonardo Gosmann, as per article 36 do the Company’s By-Laws.

4.       Election of a full member of the Fiscal Council, to replace Mr. Jarbas Raimundo de Aldano Matos and his alternate, to replace Mr. Jairez Elói de Sousa Paulista, as per article 36 of the Company’s By-Laws.

This call notice amends and replaces the call notice published on 31 July 2015 on the Company’s website (http://www.eletrobras.com.br/ri), of Securities and Exchange Commission of Brazil (CVM) (http://www.cvm.gov.br) and BM&FBovespa (www.bmfbovespa.com.br), as well as call notice published in the Brazilian Federal Gazette (DOU), O Globo, Valor Econômico and Correio Brasiliense, on 4, 5 and 6 August.

According to the terms and conditions of Paragraph 1 of article 126 under Federal Law 6.404/1976, as amended (Corporations Act) and decided by the I. CVM Collegiate under proceedings CVM RJ2014/3578, on 4 November 2014, the shareholder may be represented at the General Assembly: (i) if an individual, by proxy appointed for under a 1 (one) year period (shareholder, a Company administrator or attorney duly registered with the Brazilian Bar Association); (ii) if a corporation, by its legal representatives or proxy appointed according to the Act of Incorporation and as per the rules under the Brazilian Civil Code; (iii) if an investment fund, by the administrator and/or manager, or yet, by proxy appointed under the terms of the Act of Incorporation and in accordance with the rules of the Brazilian Civil Code.

Shareholder or his/her legal representative, in order to ensure attendance at the Assembly (art. 5, main section of CVM Instruction 481, of 17 December 2009), shall provide the following documents:

• Official photo ID

• Notarized photocopy of the updated articles of incorporation (by-laws or charter), if a corporation

• Original or notarized photocopy of proxy document granted by a shareholder and

PR Av. Presidente Vargas, 409 – 13º andar 20071-003 Rio de Janeiro - RJ Telefones: (21) 2514-6301/6011 Fax : (21) 2514-6479

•      Original copy of the shareholder position document provided by depositary institution or custodian, identifying the shareholder’s status.

Under the terms and conditions set forth under article 43 of the Company’s By-Laws, documents giving proof of the shareholder’s status must be handed in 72 (seventy two) hours prior to the Extraordinary General Meeting called hereunder, at the Department of Investor Relations  (DFR), Market Service Division (DFRM), at Avenida Presidente Vargas, nº. 409 – 9th floor, in the city of Rio de Janeiro, State of Rio de Janeiro, from 8 am to 12 pm, and 2 pm to 5 pm. However, all shareholders that present the required documentation will be allowed to attend the Extraordinary General Meeting.

Provision under article 141 of the Corporations Act is not applicable, given that the election of members to sit on the Company’s Board of Directors and Fiscal Council is on the agenda, the object of which is to replace members to fulfill the openings appointed by the controlling shareholder as set forth under subsection I of article 17 of the Company’s By-Laws.

All documentation related to the subject-matter of the Extraordinary General Meeting, as per Art. 135, Par. 3 under the Corporations Act and CVM Instruction 481, of 17 December 2009, as amended (CVM Instruction 481) is available to shareholders at the Investor Relations Department (DFR), Market Service Division (DFRM), at Av. Chairman Vargas, n° 409 – 9th floor, in the city of Rio de Janeiro, RJ and the Company’s website (http://www.eletrobras.com.br/ri), and at the websites of the Securities and Exchange Commission of Brazil (CVM) (http://www.cvm.gov.br) and BM&FBovespa (www.bmfbovespa.com.br).

Rio de Janeiro, August 21, 2015.

Wagner Bittencourt de Oliveira

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.